Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

8 June 2011
ASX ANNOUNCEMENT

Mission to present at Euro Pacific Investor Conference
New York

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT) a global provider of sustainable renewable energy,, is pleased to announce that the Company’s management team will be presenting at Euro Pacific's First Annual Global Investment Conference in New York City to be held on June 9, 2011.

The date, time, and location of Mission’s presentation at the Conference are as follows:

Date:	Thursday, June 9, 2011
Time:	11:30 a.m. to 12:15 p.m. Eastern Time
Presenter:	James Garton, President Mission USA
Location:	Presentation Room 3,
The Westin New York Hotel, Times Square 270 West 43rd Street, NY 10036, USA

A copy of the presentation can be found below.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of over 22 million barrels and growing. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Head Corporate Finance, M&A
Mission NewEnergy Limited
+ 61 8 9445 1006
james@missionnewenergy.com